Exhibit 12.1
Mediacom Broadband LLC
Schedule of Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	For the Years ended December 31,
	2008	2007	2006	2005	2004

Earnings:
(Loss) income before income taxes	$20,663	$5,274	$(15,238)	$11,003	$34,852
Interest expense, net	113,846	120,673	109,869	97,282	86,125
Amortization of capitalized interest	1,148	1,114	962	821	695
Amortization of debt issuance costs	1,856	1,989	2,622	4,600	2,099
Interest component of rent expense(1)	2,859	2,904	2,803	2,289	2,137

Earnings available for fixed charges	$140,372	$131,954	$101,018	$115,995	$125,908

Fixed Charges:
Interest expense, net	$113,846	$120,673	$109,869	$97,282	$86,125
Capitalized interest	2,069	2,045	1,675	1,558	1,270
Amortization of debt issuance cost	1,856	1,989	2,622	4,600	2,099
Interest component of rent expense(1)	2,859	2,904	2,803	2,289	2,137
Preferred dividends	18,000	18,000	18,000	18,000	18,000

Total fixed charges	$138,630	$145,611	$134,969	$123,729	$109,631

Ratio of earnings over fixed charges	1.01	—	—	—	1.15

Deficiency of earnings over fixed charges	$—	$(13,657)	$(33,951)	$(7,734)	$—

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.